

ShiftIt Corp.
(the "Company")
a Wyoming Corporation

Financial Statements (unaudited) and Independent Accountant's Compilation Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS



RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To: ShiftIt Corp. Management

Management is responsible for the preparation and fair presentation of the financial statements of ShiftIt Corp., which comprise the balance sheets as of December 31, 2025 and December 31, 2024, and the related statements of operations, shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements, in accordance with the generally accepted accrual basis of accounting.

We have performed this compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

RNB Capital CPAS LLC

Indianapolis, IN

April 30, 2026

SHIFTIT CORP.
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	294,317	7,143
Accounts Receivable		79,837	-
Total Current Assets		374,154	7,143
Non-Current Asset:			
Intangible Assets, net		119,611	165,304
Total Non-Current Asset		119,611	165,304
TOTAL ASSETS	$	493,765	172,447
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	20,267	11,872
Other Current Liabilities		1,709	857
Total Current Liabilities	$	21,976	12,729
Non-Current Liabilities:			
SAFE Note	$	624,410	50,000
Deposit for Future Stock Subscription		500,000	500,000
Total Non-Current Liabilities	$	1,124,410	550,000
TOTAL LIABILITIES		1,146,386	562,729
EQUITY			
Common Stock	$	567	500
Additional Paid-in Capital		532,689	477,020
Accumulated Deficit		(1,185,877)	(867,802)
TOTAL EQUITY	$	(652,621)	(390,282)
TOTAL LIABILITIES AND EQUITY	$	493,765	172,447

See Accompanying Notes to these Unaudited Financial Statements

SHIFTIT CORP.
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Sales	$	348,666	31,322
Cost of Goods Sold		(24,502)	(2,575)
Gross Profit	$	324,164	28,747
Operating Expenses			
Advertising & Marketing	$	41,222	55,025
Payroll		88,301	45,451
Research and Development		-	182,299
General and Administrative		467,022	365,523
Amortization Expense		45,693	45,693
Total Operating Expenses		**642,238**	**693,991**
Total Loss from Operations	$	**(318,074)**	**(665,244)**
Net Loss	$	**(318,074)**	**(665,244)**

See Accompanying Notes to these Unaudited Financial Statements

SHIFTIT CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/24	-	-	302,023	(202,558)	99,465
Issuance of Common Stock - Class B	50,000,000	500	174,997	-	175,497
Net Loss	-	-	-	(665,244)	(665,244)
Ending balance at 12/31/24	50,000,000	500	477,020	(867,802)	(390,282)
Issuance of Common Stock - Class A	6,666,666	67	55,669	-	55,736
Net Loss	-	-	-	(318,074)	(318,074)
Ending balance at 12/31/25	56,666,666	567	532,689	(1,185,877)	(652,621)

See Accompanying Notes to these Unaudited Financial Statements

SHIFTIT CORP.
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Loss	$	(318,074)	(665,244)
Adjustments to reconcile Net Loss to Net Cash provided by operations:			
Amortization Expense		45,693	45,693
(Increase in) Accounts Receivable		(79,837)	-
Increase in Accounts Payable		8,395	552
Increase in Other Current Liabilities		852	857
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(24,897)	47,102
Net Cash provided by (used in) Operating Activities	$	(342,972)	(618,141)
INVESTING ACTIVITIES			
Acquisition of Intangible Assets		-	(103,948)
Net Cash provided by (used in) Investing Activities	$	-	(103,948)
FINANCING ACTIVITIES			
SAFE Note	$	574,410	50,000
Deposit for Future Stock Subscription		-	500,000
Common Stock		55,736	175,497
Net Cash provided by (used in) Financing Activities	$	630,146	725,497
Cash at the beginning of period		7,143	3,735
Net Cash increase for period	$	287,174	3,408
Cash at end of period	$	294,317	7,143

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest		-	-
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statements

ShiftIt Corp.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

SHIFTit Corp. (the "Company") was founded on December 20, 2021, initially as a limited liability company and converted to a Wyoming corporation on April 19, 2023. The Company's principal executive offices are located at 8484 Wilshire Blvd., Suite 820, Beverly Hills, CA 90211.

The Company operates a workforce technology marketplace platform that connects healthcare facilities directly with healthcare professionals, eliminating intermediaries such as staffing agencies, recruiters, and registries. It also facilitates connections between nursing schools, students, and healthcare facilities to support clinical training and staffing needs in accordance with applicable education and industry requirements.

The Company generates revenue primarily through platform-based service fees associated with facilitating workforce placements and related services. Additional revenue is generated from ancillary services that support its platform users, including verification and compliance-related services.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2025 and 2024, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Credit Policies and Concentrations

Credit terms are typically net 15-45 days. The Company evaluates credit risk on a customer-by-customer basis. Two customers accounted for more than 10% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

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Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $294,317 and $7,143 in cash as of December 31, 2025 and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit on a 15-45-day basis to its customers. The following customers accounted for more than 10% of outstanding receivables as of the balance sheet date. Management has evaluated the collectability of outstanding receivables based on historical collection experience, customer payment history, and the short-term nature of the credit terms, and determined that credit losses are not expected to be material. Accordingly, no allowance for doubtful accounts has been recorded.

Customer	2025	2024
Cheraw Post Acute	68%	-
Heritage Post Acute	21%	-

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and

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amortize these costs on a straight-line basis over the estimated useful life of the respective asset. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

The following outlines the software asset value, accumulated amortization, and net value as of December 31 :

Property Type	Useful Life in Years	2025	2024
Software	5	228,463	228,463
Less Accumulated Amortization		(108,851)	(63,159)
Totals		**119,611**	**165,304**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by facilitating connections between healthcare facilities and healthcare professionals, as well as by scheduling clinical rotations for nursing students. Revenue is primarily derived from a 9% platform fee charged to both healthcare facilities and healthcare professionals for each completed shift, and a flat fee of $50 per student for each clinical rotation scheduled.

The Company's performance obligation is to provide access to its web-based platform for healthcare shift scheduling and clinical rotation management. This includes enabling healthcare professionals and facilities to post and accept shifts and allowing students and schools to schedule clinical rotations.

Revenue is recognized when the related service is provided, which occurs upon completion of a shift or upon scheduling of a clinical rotation, depending on the nature of the arrangement. The Company generally bills customers on net terms 15-45 days after services are rendered, and payment is collected in accordance with those terms.

Advertising and Marketing

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Research and Development

Research and development expenses consist primarily of personnel and technology costs incurred in developing and enhancing the Company's AI-powered platform, including improvements to the matching algorithm, credentialing features, and system scalability. All R&D costs are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

ShiftIt Corp.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

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<u>Income Taxes</u>

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2025 and December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

	2025	2024
Net Operating Loss Carryforwards	101,947	3,132
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	(4,985)	(4,985)
Other Temporary Differences	-	38,283
Gross Deferred Tax Asset	**96,962**	**36,430**
Less: Valuation Allowance	(96,962)	(36,430)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2025 and December 31, 2024, the Company had federal and state net operating loss carryforwards of approximately $485,500 and $14,900, respectively. Federal net operating losses arising after December 31, 2017 generally do not expire but may offset up to 80% of taxable income in any future period in which they are utilized. State net operating losses expire in accordance with applicable state tax regulations. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

The following table summarizes the components of the Company's income tax expense and related deferred tax position for the years ended December 31, 2025 and 2024:

Component	2025	2024
Current tax expense	-	-
Deferred tax expense (benefit)	96,962	36,430
Valuation Allowance	(96,962)	(36,430)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

ShiftIt Corp.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

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Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

Rate Reconciliation

	2025		2024	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(60,399)	21%	(133,304)	21%
State taxes, net of federal benefit	-	0%	-	0%
Permanent differences	(133)	0%	-	0%
Change in Valuation Allowance	60,532	-21%	133,304	-21%
Total Income Tax Expense (benefit)	**(0)**	**0%**	**(0)**	**0%**

Explanation of Significant Reconciling Items:

The Company's income tax benefit at the U.S. federal statutory rate of 21% is offset primarily by a corresponding increase in the valuation allowance. Management has determined that, due to continuing losses and the lack of sufficient objectively verifiable positive evidence of future taxable income, the deferred tax assets are not currently realizable. Accordingly, a full valuation allowance has been recorded against the deferred tax assets.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

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NOTE 5 – LIABILITIES AND DEBT

<u>Deposit for Future Stock Subscription</u>

On March 18, 2024, the Company entered into a stock purchase agreement with a third party for the sale of 15,000,000 shares for a total consideration of $500,000. The Company received the full purchase price of $500,000 through several deposits made by the third party throughout the year. As of December 31, 2025 and 2024, no shares had been issued, creating a liability for the Company to the external party.

The amount is classified as a noncurrent liability as the obligation to issue shares is dependent on future corporate actions and other conditions precedent, such as the issuance of shares, which are not expected to be settled within the next twelve months and are not part of the normal operating cycle.

<u>Simple Agreements for Future Equity (SAFE)</u>

In February 2024, the Company entered into a Simple Agreement for Future Equity (SAFE) with a third party. The SAFE has no maturity date and does not bear interest. It provides investors the right to receive equity in the Company upon the occurrence of a qualified financing or change of control event, at a 90% discount, subject to a post-money valuation cap of $15 million. As of December 31, 2024, the outstanding SAFE balance was $50,000.

During 2025, the Company entered into additional SAFE agreements totaling $574,410, with post-money valuation caps ranging from $13.5 million to $15 million and a 90% discount feature. As of December 31, 2025, the total outstanding SAFE balance was $624,410.

The SAFE balances are classified as noncurrent liabilities as settlement is not expected to occur in the normal operating cycle and is contingent upon future financing or change of control events, which are not within the Company's control and are not expected to be triggered within the next twelve months.

NOTE 6 – EQUITY

The Company has authorized a total of 250,000,000 shares of stock, each with a par value of $0.00001, consisting of (i) 200,000,000 shares designated as Class A Common Stock and (ii) 50,000,000 shares designated as Class B Common Stock. As of December 31, 2024, 50,000,000 shares of Class B Common Stock were issued and outstanding. During 2025, an additional 6,666,666 shares of Class A Common Stock were issued. As of December 31, 2025, a total of 56,666,666 shares of Class A and Class B Common Stock were issued and outstanding.

Voting: Each holder of Class A Common Stock shall have the right to one vote per share. Each holder of Class B Common Stock shall have the right to one hundred votes per share of Class B Common Stock.

Dividends: Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 30, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

Management has evaluated subsequent collections on significant outstanding receivables through that date and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.